Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Nordic American Tankers Limited:
We consent to the use of our reports dated April 29, 2021, with respect to the consolidated balance sheets of Nordic American Tankers Limited and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG AS
Oslo, Norway
December 13, 2021